AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 31 DECEMBER 2023
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
UGX 19 billion denominated-USD settled Fixed Rate Notes	Borrowing	13-Oct-23	27-Oct-23	27-Oct-25	UGX 19,000.00	BNP Paribas
ZAR 30 million Fixed Rate Notes	Borrowing	18-Oct-23	6-Nov-23	7-Nov-33	ZAR 30.00	SMBC Nikko Capital Markets Limited
BRL 25 million Fixed Rate Notes	Borrowing	18-Oct-23	9-Nov-23	9-Nov-33	BRL 25.00	Nomura Inter. Plc
TZS 25 billion denominated-USD settled Fixed Rate Notes	Borrowing	20-Oct-23	3-Nov-23	3-Nov-25	TZS 25,000.00	BNP Paribas
SEK 1 billion Fixed Rates Green Bond	Borrowing	26-Oct-23	3-Nov-23	3-Nov-27	SEK 1,000.00	Swedbank
USD 25 million 'Improve Quality of Life for the People in Africa' Fixed Rate Callable Notes	Borrowing	30-Oct-23	10-Nov-23	10-Nov-28	USD 25.00	Wells Fargo Bank, N.A
HKD 100 million Fixed Rate Notes	Borrowing	3-Nov-23	17-Nov-23	17-Nov-24	HKD 100.00	JP Morgan
HKD 200 million Fixed Rate Notes	Borrowing	3-Nov-23	10-Nov-23	10-Nov-24	HKD 200.00	Morgan Stanley
USD 30 million Callable Zero-Coupon Notes	Borrowing	13-Nov-23	24-Nov-23	24-Nov-43	USD 30.00	JP Morgan
CNY 700 million Fixed Rate Notes	Borrowing	14-Nov-23	27-Nov-23	5-Jan-27	CNY 700.00	Natixis
USD 2 billion Global Benchmark Fixed Rate Notes	Borrowing	21-Nov-23	29-Nov-23	4-Jan-27	USD 2,000.00	BMO Capital Markets/BNP Paribas/Citigroup Global Market/JP Morgan/Wells Fargo Bank, N.A
BRL 20 million Fixed Rate Notes	Borrowing	29-Nov-23	13-Dec-23	13-Dec-33	BRL 20.00	Nomura Inter. Plc
TZS 15 billion denominated-USD-settled Fixed Rate Notes	Borrowing	13-Dec-23	20-Dec-23	30-Jun-25	TZS 15,000.00	Merrill Lynch International
INR 85 million Fixed Rate Notes	Borrowing	14-Dec-23	21-Dec-23	22-Dec-33	INR 85.00	BNP Paribas

ECP transactions

The Bank did not execute any ECP transaction during the Quarter.

Matured bonds

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
JPY ZAR 600 million Zero Coupon Notes	18-Oct-16	27-Oct-16	27-Oct-23	ZAR 600.00
MXN 32 million 'Improve the Quality of Life for the People of Africa' Zero Coupon Notes	11-Sep-18	18-Oct-18	19-Oct-23	MXN 32.00
INR 310 million Fixed Coupon Notes	13-Sep-18	29-Oct-18	30-Oct-23	INR 310.00
TRY 775 million Zero Coupon Notes	11-Oct-18	14-Apr-20	18-Oct-23	TRY 775.00
AUD 26.275 million Fixed Rate Notes	19-Nov-18	27-Nov-18	27-Nov-23	AUD 26.28
USD 7.935 million Fixed Rate Notes	12-Dec-18	19-Dec-18	19-Dec-23	USD 7.94
INR 320 million Fixed Coupon Notes	21-Nov-19	23-Dec-19	22-Dec-23	INR 320.00
UGX 10.59 billion denominated-USD settled Fixed Rate Notes	12-Nov-21	22-Nov-21	22-Nov-23	UGX 10,585.56
HKD 100 million Fixed Rate Notes	23-Sep-22	11-Oct-22	11-Oct-23	HKD 100.00
JPY 684 million "Feed Africa" FX-Linked Dual Currency Fixed Rate Notes	19-Oct-22	27-Oct-22	11-Oct-23	JPY 684.00

Matured ECP transactions

No ECP transactions matured during the Quarter.

Buyback transactions

Callable bonds

No call exercise during the Quarter.

2. Attached hereto please find a soft copy of the Bank's annual financial statement for the period ending 31 DECEMBER 2023.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

OMAR SEFIANI

Treasurer

Description	Buyback Date	Settlement Date	Original Maturity Date	Repurchase Amount(million)	Buyback portion	Arranger
EUR 50 million Callable Fixed Rate Notes	14-Nov-23	17-Nov-23	1-Feb-27	EUR 50.00	100%	Societe Generale
EUR 30 million Callable Fixed Rate Notes	14-Nov-23	17-Nov-23	1-Feb-30	EUR 30.00	100%	Societe Generale